SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CorVu Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)
221011 10 9
(CUSIP Number)
Barbara Müller, Esq. Fredrikson & Byron, P.A. 200 South Sixth Street, Suite 4000 Minneapolis, MN 55402 (612) 492-7050
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 5, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

CUSIP No. 221011 10 9		13D	Page 2 of 8 Pages
1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Justin M. MacIntosh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) * (a) ☐ * Joint Filing &# 160; (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,656,011 (includes 940,000 shares that may be purchased upon exercise of currently exercisable options).

	8	SHARED VOTING POWER 7,541,733

	9	SOLE DISPOSITIVE POWER 1,656,011 (includes 940,000 shares that may be purchased upon exercise of currently exercisable options or warrants).

	10	SHARED DISPOSITIVE POWER 7,541,733

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,197,744 (includes 940,000 shares that may be purchased upon exercise of currently exercisable options).

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☒
Does not include 3,700,957 shares and a warrant to purchase 560,000 shares held by reporting person’s spouse, as to all of which reporting person disclaims beneficial ownership.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 221011 10 9		13D	Page 3 of 8 Pages
1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Delia S. MacIntosh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) * (a) ☐ * Joint Filing &am p;#1 60; (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,260,957 (includes 560,000 shares that may be purchased upon exercise of a currently exercisable warrant).

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER 4,260,957 (includes 560,000 shares that may be purchased upon exercise of a currently exercisable warrant).

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,260,957 (includes 560,000 shares that may be purchased upon exercise of a currently exercisable warrant).

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☒
Does not include 716,011 shares and options to purchase 940,000 shares held by reporting person’s spouse, as to all of which reporting person disclaims beneficial ownership.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 221011 10 9		13D	Page 4 of 8 Pages
1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Opella Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) * (a) ☐ * Joint Filing (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 7,541,733

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 7,541,733

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,541,733

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 221011 10 9		13D	Page 5 of 8 Pages
1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Dominic K.K. Sum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) * (a) ☐ * Joint Filing (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 7,541,733

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 7,541,733

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,541,733

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

INTRODUCTION

This Amendment No. 1 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D (the “Statement”) filed with the Securities and Exchange Commission on November 1, 2006, relating to the common stock, par value $0.01 per share (“Common Stock”), of CorVu Corporation, a corporation organized under the laws of Minnesota (the “Issuer”). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Statement. Except as disclosed herein there has been no change in the information previously reported on the Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended and supplemented by adding the following:

On March 5, 2007, Justin MacIntosh entered into an Option and Support Agreement with Rocket Software, Inc. (“Rocket Software”) in which Mr. MacIntosh agrees, under certain terms and conditions, to vote 70,011 shares of the Issuer’s Common Stock beneficially and of record owned by Mr. MacIntosh in favor of a merger of a wholly-owned subsidiary of Rocket Software with and into the Issuer. The Option and Support Agreement also grants a proxy to Rocket Software to vote, and permits Rocket Software to acquire, such shares in certain circumstances described in the agreement. The description of the Option and Support Agreement is not complete and is qualified by reference to the Option and Support Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.2.

On March 5, 2007, Delia MacIntosh entered into an Option and Support Agreement with Rocket Software in which Mrs. MacIntosh agrees, under certain terms and conditions, to vote 1,398,952 shares of the Issuer’s Common Stock beneficially and of record owned by Mrs. MacIntosh in favor of a merger of a wholly-owned subsidiary of Rocket Software with and into the Issuer. The Option and Support Agreement also grants a proxy to Rocket Software to vote, and permits Rocket Software to acquire, such shares in certain circumstances described in the agreement. The description of the Option and Support Agreement is not complete and is qualified by reference to the Option and Support Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.3.

Item 7. Material to be Filed as Exhibits.

Item 7 is amended and supplemented by adding the following:

Exhibit 99.1 -  Agreement by the persons filing this Schedule 13D to make a joint filing, incorporated by reference to Exhibit 99.1 of the 13D filed on November 1, 2006.

Exhibit 99.2 - Option and Support Agreement dated as of March 5, 2007 by and between Rocket Software, Inc. and Justin MacIntosh.

Exhibit 99.3 -  Option and Support Agreement dated as of March 5, 2007 by and between Rocket Software, Inc. and Delia MacIntosh.

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SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2007.

/s/ Justin M. MacIntosh
Justin M. MacIntosh

/s/ Delia S. MacIntosh
Delia S. MacIntosh

/s/ Dominic K.K. Sum
Dominic K.K. Sum

OPELLA HOLDINGS LIMITED

By:	/s/ Dominic K.K. Sum
Its:	Authorized Representative

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EXHIBIT INDEX

Exhibit	Description

99.1	Agreement by the persons filing this Schedule 13D to make a joint filing, incorporated by reference to Exhibit 99.1 of the 13D filed on November 1, 2006.

99.2	Option and Support Agreement dated as of March 5, 2007 by and between Rocket Software, Inc. and Justin MacIntosh.

99.3	Option and Support Agreement dated as of March 5, 2007 by and between Rocket Software, Inc. and Delia MacIntosh.

8